Exhibit 99.2

Execution Version

THIRD AMENDMENT

Reference is made to the Fifth Amended and Restated Credit Agreement dated as of September 6, 2007 by and among, amongst others, FirstService Corporation, as Canadian Borrower, FirstService (USA), Inc. and FirstService Delaware, LP, as U.S. Borrowers (together with the Canadian Borrower, the “Borrowers”), the Wholly-Owned Subsidiaries named on the execution pages thereof, as Unlimited Guarantors (the “Unlimited Guarantors”), the banks named on the execution pages thereof, as Lenders (the “Lenders”), TD Securities, as Lead Arranger and Bookrunner, The Toronto-Dominion Bank, as Collateral Agent (the “Collateral Agent”) and Canadian Administration Agent, Toronto Dominion (Texas) LLC, as U.S. Administration Agent (the “5th ARCA”), as amended by the Waiver and First Amendment dated as of January 25, 2008 and by the Third Waiver and Second Amendment dated as of March 31, 2009, as the same may be further amended, supplemented, revised, restated or replaced from time to time (the “Credit Agreement”). Capitalized terms referred to and not defined herein shall have the meanings ascribed thereto in the Credit Agreement.

THIS THIRD AMENDMENT TO THE CREDIT AGREEMENT (hereinafter referred to as the “Third Amendment”) is executed as of the 6th day of July, 2011 (the “Amendment Date”), by the Borrowers, the Unlimited Guarantors, the Direct Guarantors (who are not Unlimited Guarantors) (the “Direct Guarantors”, and together with the Unlimited Guarantors, the “Guarantors”) and the Agents, The Toronto-Dominion Bank (“TD Canada”), Toronto Dominion (Texas) LLC (“TD US”), JPMorgan Chase Bank, N.A., Toronto Branch (“JPM Canada”) and JPMorgan Chase Bank, N.A. (“JPM US”) (TD Canada, TD US, JPM Canada and JPM US collectively, the “Incremental Lenders”);

WHEREAS the Borrowers have provided the Canadian Administration Agent with a notice in writing requesting an increase in the Revolving Facilities, in accordance with Section 2.14 of the Credit Agreement, in an aggregate principal amount of U.S.$50,000,000 (the “Incremental Facility”);

AND WHEREAS the Incremental Lenders have agreed to provide the Incremental Facility, subject to the provisions and delivery of this Third Amendment, to the Borrowers by increasing their overall Commitments under the Credit Agreement as current Lenders under the Credit Agreement;

AND WHEREAS Section 2.14(d) of the Credit Agreement provides that in order to establish an Incremental Facility, an amending agreement to the Credit Agreement, in form and substance satisfactory to the Canadian Administration Agent, shall be executed by the Borrowers, the Incremental Lenders and the Agents;

NOW THEREFORE, for good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

1.	Amendments

(a)	Effective as of the Amendment Date, in Section 1.1 of the Credit Agreement,

(i)	the definition of Canadian Revolving Facility Commitment is hereby amended by deleting same in its entirety and substituting the following therefor:

““Canadian Revolving Facility Commitment” means the Commitments of the Canadian Lenders to make Advances to the Canadian Borrower up to the Cdn.$ Equivalent Amount of U.S.$158,250,000; provided that the aggregate outstanding Borrowings under the Canadian Facilities shall not exceed the Total Canadian Commitments at any time.”;

(ii)	the definition of Lender’s Counsel is hereby amended by deleting the words “Ogilvy Renault LLP” and replacing same with the words “Norton Rose OR LLP” therefor;

(iii)	the definition of Participation is hereby amended by deleting the phrase “as the same may be adjusted as the result of the Incremental Facility” therefrom;

(iv)	the definition of Total Canadian Commitments is hereby amended by deleting same in its entirety and substituting the following therefor:

““Total Canadian Commitments” means the Equivalent Amount of U.S.$158,250,000 and includes the Canadian Revolving Facility Commitment, and the Canadian Swingline Commitment and the HSBC Sponsor Commitment which may be increased or decreased as the result of a reallocation made in accordance with Section 6.6.”;

(v)	the definition of Total Commitments is hereby amended by deleting same in its entirety and substituting the following therefor:

““Total Commitments” means the aggregate for all Facilities from time to time of the Lenders’ Commitments from time to time to a maximum aggregate amount of U.S.$275,000,000.”;

(vi)	the definition of Total U.S. Commitments is hereby amended by deleting same in its entirety and substituting the following therefor:

““Total U.S. Commitments” means U.S.$116,750,000 and includes the U.S. Revolving Facility Commitment and the U.S. Swingline Commitment which may be increased or decreased as the result of a reallocation made in accordance with Section 6.6.”; and

(vii)	the definition of U.S. Revolving Facility Commitment is hereby amended by deleting same in its entirety and substituting the following therefor:

““U.S. Revolving Facility Commitment” means Commitments of the U.S. Lenders to make Advances to the U.S. Borrowers up to

U.S.$116,750,000; provided that the aggregate outstanding Borrowings under the U.S. Facilities shall not exceed the Total U.S. Commitments at any time.”.

(b)
Effective as of the Amendment Date, Schedule “L” to the Credit Agreement is hereby amended by deleting same in its entirety and substituting therefor Schedule “L” annexed as Exhibit “A” to this Third Amendment.

(c)
Notwithstanding the Participations referenced in the signature pages of all Lenders under the 5th ARCA, in accordance with the definition of Participation (prior to its amendment hereto), the Participations of each of the Lenders shall be as referenced and adjusted (in accordance with, and as permitted by, the Credit Agreement) in Schedule “L” to the Credit Agreement (as amended by this Third Amendment and annexed hereto as Exhibit “A”).

2.	Agreements, Acknowledgments and Covenants

(a)	Signatories

The parties hereto agree that:

(i)
as of the Amendment Date, each Incremental Lender (i) shall be, and continues to be, a party to the Credit Agreement as a Lender and (ii) shall succeed to all of the rights, and is obligated to perform all of the obligations, of a Lender under the Credit Agreement with an increased Commitment as reflected in the Total Commitment set forth on its signature page hereto and in Schedule “L” to the Credit Agreement (as amended by this Third Amendment and annexed hereto as Exhibit “A”); and

(ii)	this Third Amendment shall constitute the Incremental Amending Agreement contemplated by Section 2.14 of the Credit Agreement.

(b)	Incremental Lenders

Each Incremental Lender hereby acknowledges and agrees that, as of the Amendment Date, it will perform, in accordance with their terms, all of the obligations that are required to be performed by it as a Lender under the Credit Agreement.

(c)	Borrowers

Each Borrower acknowledges that, upon and after the Amendment Date, (i) it shall have no further right to request an increase in the Revolving Facilities pursuant to Section 2.14 of the Credit Agreement, and (ii) Section 2.14 of the Credit Agreement shall cease to have any further force and effect.

3.	Reaffirmation of Obligations

Each of the Borrowers and each of the Unlimited Guarantors:

(a)	reaffirms its obligations under the Credit Agreement; and

(b)	confirms that its obligations remain in full force and effect with respect to the Credit Agreement and all other documents delivered by it thereunder,

in each case as of the Amendment Date after giving effect to the amendments and agreements provided for herein.

4.	Reaffirmation of Representations and Warranties

Each of the Borrowers and each of the Unlimited Guarantors hereby represent and warrant that as of the date of the execution of this Third Amendment:

(a)	there exists no Default or Event of Default under the Credit Agreement; and

(b)
its representations and warranties contained in Article VIII of the Credit Agreement are true and correct as of such dates, except to the extent any such representation or warranty is stated to relate solely to an earlier date, in which case such representation or warranty shall be true and correct on and as of such earlier date.

5.	No Other Amendment

Except to the limited extent set forth herein no additional amendment of any other term, condition, covenant, agreement or any other aspect of the Credit Agreement is intended or implied.

6.	Conditions to Effectiveness

This Third Amendment shall become effective upon:

(a)
delivery to the Canadian Administration Agent of five (5) originally executed copies of this Third Amendment, dated the Amendment Date, as executed by the Borrowers, Guarantors, the Administrative Agents and the Incremental Lenders;

(b)	the Canadian Administration Agent having received such other certificates, documentation and opinions as the Canadian Administration Agent may request, acting reasonably;

(c)	the Agents being satisfied that all representations and warranties contained in Article VIII of the Credit Agreement shall remain true and accurate following the Third Amendment; and

(d)	Lenders’ Counsel having received payment of all fees or other amounts due and payable to them in connection with this Third Amendment.

7.	Unlimited Guarantor Acknowledgement

The Unlimited Guarantors (i) consent to and approve the execution and delivery of this Third Amendment by the parties hereto, (ii) agree that this Third Amendment does not and shall not limit or diminish in any manner the obligations of the Guarantors (including each Unlimited Guarantor’s Guaranteed Obligations) under their guarantees pursuant to the Credit Agreement (including, without limitation, the terms of Section 16 thereof) (the “Unlimited Guarantees”) and under the Credit Agreement as amended hereunder, (iii) agree that this Third Amendment shall not be construed as requiring the consent of the Unlimited Guarantors in any other circumstance, (iv) reaffirm their obligations, representations and warranties under the Unlimited Guarantees and under the Credit Agreement, and (v) agree that the Unlimited Guarantees and the Credit Agreement, as amended by this Third Amendment, remain in full force and effect and are hereby ratified, continued and confirmed.

8.	Direct Guarantor Acknowledgment

The Direct Guarantors (i) consent to and approve the execution and delivery of this Third Amendment by the parties hereto, (ii) agree that this Third Amendment, and the Credit Agreement as amended hereunder, does not and shall not limit or diminish in any manner the obligations of the Direct Guarantors under their guarantees pursuant to the Omnibus Credit Guarantee (U.S. Guarantors) dated as of April 1,2005 (the “Direct Guarantees”), (iii) agree that this Third Amendment shall not be construed as requiring the consent of the Direct Guarantors in any other circumstance, (iv) reaffirm their obligations, representations and warranties under the Direct Guarantees, and (v) agree that the Direct Guarantees remain in full force and effect and are hereby ratified, continued and confirmed.

9.	Security

By signing this Third Amendment, the Borrowers Unlimited Guarantors and Direct Guarantors confirm that all security delivered to or for the benefit of the Collateral Agent on behalf of the Lenders pursuant to the Credit Agreement, the Unlimited Guarantees and the Direct Guarantees, as applicable, remains in full force and secures all indebtedness, liabilities and obligations of the Borrowers, Unlimited Guarantors and Direct Guarantors under the Credit Agreement, Unlimited Guarantees and the Direct Guarantees, as applicable.

10.	No Novation

This Third Amendment will not discharge or constitute novation of any debt, obligation, covenant or agreement contained in the Credit Agreement or any of the documents or security delivered pursuant thereto but same shall remain in full force and effect save to the extent same are amended by the provisions of this Third Amendment.

11.	Expenses

All reasonable expenses of the Agents and the Incremental Lenders in connection with this Third Amendment and the related documentation, including all reasonable legal fees and disbursements incurred by the Agents, shall be for the account of the Borrowers.

12.	Benefit of Agreement

This Third Amendment enures to the benefit of and binds the parties and their respective successors and permitted assigns.

13.	Further Assurances

Each party shall from time to time promptly execute and deliver all further documents and take all further action necessary to give effect to the provisions and intent of this Third Amendment.

14.	Counterparts

This Third Amendment may be executed in one or more counterparts, including by way of facsimile, or electronically, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

15.	Governing Law

This Third Amendment shall be interpreted and the rights and liabilities of the parties hereto shall be determined in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

[Signature pages commence on the following page.]

IN WITNESS WHEREOF, the parties hereto have caused this Third Amendment to be executed as of the date first above written.

FIRSTSERVICE CORPORATION, as Canadian Borrower

By:           /s/ John B. Friedrichsen
Name:      John B. Friedrichsen
Title:        Senior Vice President and
Chief Financial Officer

FIRSTSERVICE DELAWARE, LP, as a U.S. Borrower

By:           FirstService Corporation,
its General Partner

By:           /s/ John B. Friedrichsen
Name:      John B. Friedrichsen
Title:        Senior Vice President and
 Chief Financial Officer

FIRSTSERVICE (USA), INC., as a U.S. Borrower

By:           /s/ John B. Friedrichsen
Name:      John B. Friedrichsen
Title:        Secretary

2156593 ONTARIO LIMITED, as an Unlimited Guarantor

By:           /s/ John B. Friedrichsen
Name:      John B. Friedrichsen
Title:        Chief Financial Officer

BRANDPOINT SERVICES, INC., as an Unlimited Guarantor

By:           /s/ John B. Friedrichsen
Name:     John B. Friedrichsen
Title:       Authorized Signor

C A MANAGEMENT SERVICES LTD., as an Unlimited Guarantor

By:           /s/ John B. Friedrichsen
Name:      John B. Friedrichsen
Title:        Authorized Signor

CONDOMINIUM FIRST MANAGEMENT SERVICES LTD., as an Unlimited Guarantor

By:           /s/ John B. Friedrichsen
Name:      John B. Friedrichsen
Title:        Authorized Signor

EQUITY CAPITAL MANAGEMENT & REALTY LTD., as an Unlimited Guarantor

By:           /s/ John B. Friedrichsen
Name:      John B. Friedrichsen
Title:        Authorized Signor

FIRSTSERVICE ACQUISITIONCO INC., as an Unlimited Guarantor

By:           /s/ John B. Friedrichsen
Name:      John B. Friedrichsen
Title:        Secretary

FIRSTSERVICE RESIDENTIAL MANAGEMENT CANADA INC., as an Unlimited Guarantor

By:           /s/ John B. Friedrichsen
Name:      John B. Friedrichsen
Title:        Director

PILLAR TO POST INC., as an Unlimited Guarantor

By:           /s/ John B. Friedrichsen
Name:      John B. Friedrichsen
Title:        Authorized Signor

THE FRANCHISE COMPANY INC., as an Unlimited Guarantor

By:           /s/ John B. Friedrichsen
Name:      John B. Friedrichsen
Title:        Assistant Secretary

VANCOUVER CONDOMINIUM SERVICES LTD., as an Unlimited Guarantor

By:           /s/ John B. Friedrichsen
Name:      John B. Friedrichsen
Title:        Authorized Signor

FFI PREMIUMS, INC., as a Guarantor

By:           /s/ John B. Friedrichsen
Name:      John B. Friedrichsen
Title:        Director

FIRSTSERVICE ADMINISTRATION GP, as a Guarantor

By:           2156593 Ontario Limited,
its Partner

By:           /s/ John B. Friedrichsen
Name:      John B. Friedrichsen
Title:        Chief Financial Officer

FIRSTSERVICE CAM HOLDINGS, INC., as an Unlimited Guarantor

By:           /s/ John B. Friedrichsen
Name:      John B. Friedrichsen
Title:        Secretary

FIRSTSERVICE DELAWARE CAM, INC., as an Unlimited Guarantor

By:           /s/ John B. Friedrichsen
Name:      John B. Friedrichsen
Title:        Secretary

FIRSTSERVICE FINANCIAL, INC., as a Guarantor

By:           /s/ John B. Friedrichsen
Name:      John B. Friedrichsen
Title:        Director

R CAPITAL LLC, as a Guarantor

By:           /s/ John B. Friedrichsen
Name:      John B. Friedrichsen
Title:        Manager

SERVICE AMERICA ENTERPRISE, INC., as a Guarantor

By:           /s/ John B. Friedrichsen
Name:      John B. Friedrichsen
Title:        Authorized Signor

TFC – S9, INC., as a Guarantor

By:           /s/ John B. Friedrichsen
Name:      John B. Friedrichsen
Title:        Authorized Signor

TFC 1007, INC., as a Guarantor

By:           /s/ John B. Friedrichsen
Name:      John B. Friedrichsen
Title:        Authorized Signor

THE FRANCHISE COMPANY (U.S.) INC., as a Guarantor

By:           /s/ John B. Friedrichsen
Name:      John B. Friedrichsen
Title:        Authorized Signor

TM ROSS INSURANCE BROKERAGE, LLC, as a Guarantor

By:           /s/ John B. Friedrichsen
Name:      John B. Friedrichsen
Title:        Manager

WORTHINGTON INSURANCE BROKERS, INC., as a Guarantor

By:           /s/ John B. Friedrichsen
Name:      John B. Friedrichsen
Title:        Director

THE TORONTO-DOMINION BANK, as Collateral Agent

By:           /s/ Sanup Gupta                                /s/ Tim Thomas
Name:      Sanup Gupta                                      Tim Thomas
Title:        Vice President                                    Managing Director

THE TORONTO-DOMINION BANK, as Canadian Administration Agent

By:           /s/ Ronald J. Kowpak
Name:      Ronald J. Kowpak
Title:        Vice President, Loan Syndications - Agency

TORONTO-DOMINION (TEXAS) LLC, as U.S. Administration Agent

By:           /s/
Name:      (not legible)
Title:        (not legible)

THE TORONTO-DOMINION BANK, as an Incremental Lender

By:           /s/ Tim Thomas                                /s/ Sanup Gupta
Name:      Tim Thomas                                     Sanup Gupta
Title:        Managing Director                         Vice President

JPMORGAN CHASE BANK, N.A., TORONTO BRANCH, as an Incremental Lender

By:           /s/ Jeffrey Coleman
Name:      Jeffrey Coleman
Title:        Vice President

TORONTO DOMINION (TEXAS) LLC, as an Incremental Lender

By:           /s/
Name:      (not legible)
Title:        (not legible)

JPMORGAN CHASE BANK, N.A., as an Incremental Lender

By:           /s/ Jeffrey Coleman
Name:     Jeffrey Coleman
Title:       Vice President

CANADIAN LENDER THE TORONTO-DOMINION BANK	COMMITMENT Total Commitments: U.S.$35,063,953.48 (Pro-rata for all Canadian Facilities) Participation for all Canadian Facilities: 22.1573%

Per:	/s/ Tim Thomas /s/ Sanup Gupta
Name: Tim Thomas, Managing Director Sanup Gupta, Vice President
Tel:
Fax:
Email:
Address:

CANADIAN LENDER JPMORGAN CHASE BANK, N.A., TORONTO BRANCH	COMMITMENT Total Commitments: U.S.$31,465,116.28 (Pro-rata for all Canadian Facilities) Participation for all Canadian Facilities: 19.8831%

Per:	/s/ Jeffrey Coleman
Name: Jeffrey Coleman, Vice President
Tel:
Fax:
Email:
Address:

U.S. LENDER TORONTO DOMINION (TEXAS) LLC	COMMITMENT Total Commitments: U.S.$24,936,046.52 (Pro-rata for all U.S. Facilities) Participation for all U.S. Facilities: 21.3584%

Per:	/s/
Name: (not legible)
Tel:
Fax:
Email:
Address:

U.S. LENDER JPMORGAN CHASE BANK, N.A.	COMMITMENT Total Commitments: U.S.$23,534,883.72 (Pro-rata for all U.S. Facilities) Participation for all U.S. Facilities: 20.1584%

Per:	/s/ Jeffrey Coleman
Name: Jeffrey Coleman, Vice President
Tel:
Fax:
Email:
Address:

EXHIBIT “A”

Please see attached

SCHEDULE "L" TO THE FIFTH AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF SEPTEMBER 6, 2007 BY AND AMONG, AMONGST OTHERS, FIRSTSERVICE CORPORATION, AS CANADIAN BORROWER, FIRSTSERVICE (USA), INC. AND FIRSTSERVICE DELAWARE, LP, AS U.S. BORROWERS, THE WHOLLY-OWNED SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS UNLIMITED GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, TD SECURITIES, AS LEAD ARRANGER AND BOOKRUNNER, THE TORONTO-DOMINION BANK, AS COLLATERAL AGENT, THE TORONTO-DOMINION BANK, AS CANADIAN ADMINISTRATION AGENT AND TORONTO DOMINION (TEXAS), LLC, AS U.S. ADMINISTRATION AGENT.

COMMITMENTS

FirstService Corporation

Commitments

	Canadian Facilities					U.S. Facilities
Lenders	Canadian Sponsor Commitment	Canadian Swingline Commitment	Canadian Revolving Facility Commitment	Total Canadian Commitment	%	U.S. Swingline Commitment	U.S. Revolving Facility Commitment	Total U.S. Commitment	%	Total Commitments	Total %
The Toronto-Dominion Bank		$10,000,000	$25,063,953.48	$35,063,953.48	22.1573%					$35,063,953.48	12.7505%
Toronto Dominion (Texas) LLC							$24,936,046.52	$24,936,046.52	21.3584%	$24,936,046.52	9.0676%
JPMorgan Chase, N.A., Toronto Branch			$31,465,116.28	$31,465,116.28	19.8831%					$31,465,116.28	11.4418%
JPMorgan Chase, N.A.						$5,000,000	$18,534,883.72	$23,534,883.72	20.1584%	$23,534,883.72	8.5581%
HSBC Bank Canada*	$7,500,000		$9,697,674.42	$17,197,674.42	10.8674%	*	*			$17,197,674.42	6.2537%
HSBC USA National Association**							$12,802,325.58	$12,802,325.58	10.9655%	$12,802,325.58	4.6554%
Royal Bank of Canada, New York Branch							$12,802,325.58	$12,802,325.58	10.9655%	$12,802,325.58	4.6554%
Royal Bank of Canada			$17,197,674.42	$17,197,674.42	10.8674%					$17,197,674.42	6.2537%
The Bank of Nova Scotia, New York Agency							$12,802,325.58	$12,802,325.58	10.9655%	$12,802,325.58	4.6554%
The Bank of Nova Scotia			$17,197,674.42	$17,197,674.42	10.8674%					$17,197,674.42	6.2537%
Bank of Montreal			$11,465,116.28	$11,465,116.28	7.2449%					$11,465,116.28	4.1691%
Bank of Montreal, Chicago Branch							$8,534,883.72	$8,534,883.72	7.3103%	$8,534,883.72	3.1036%
United Overseas Bank Limited, Vancouver Branch			$17,197,674.42	$17,197,674.42	10.8674%					$17,197,674.42	6.2537%
United Overseas Bank Limited, New York Agency							$12,802,325.58	$12,802,325.58	10.9655%	$12,802,325.58	4.6554%
Bank of America, Canada Branch			$11,465,116.28	$11,465,116.28	7.2449%					$11,465,116.28	4.1691%
Bank of America, N.A.							$8,534,883.72	$8,534,883.72	7.3103%	$8,534,883.72	3.1036%
	$7,500,000	$10,000,000	$140,750,000	$158,250,000	100.00%	$5,000,000	$111,750,000	$116,750,000	100.00%	$275,000,000	100.00%

_____________________
* HSBC Bank Canada's commitment under the US Facilities will be funded by HSBC USA, National Association.

** HSBC USA, National Association is a participating as a US Lender on an uncommitted basis.